SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated September 7, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


         Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.
                               Yes [ ]      No [X]




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                          Table of Documents Submitted
Item


1. Announcement regarding share repurchases from the market, dated September 6, 2004.






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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


September 7, 2004                       By:     /s/ TETSUYA UNNO
                                            ------------------------------------
                                            General Manager of Corporate Legal
                                              and Risk Management Department

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                                                                          Item 1
(English translation)

                                                               September 6, 2004
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

            Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the "Company") announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated August 2, 2004.

The Company also announced that on September 6, 2004 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1. Details of the share repurchases made pursuant to the August 2, 2004 resolution

    (a)  Period in which repurchases were made:
         From August 3, 2004 through September 3, 2004.

    (b)  Number of shares repurchased:
         9,296 shares.

    (c)  Aggregate purchase price of shares:
         14,399,780,000 yen.

    (d)  Method of repurchase:
         Purchased through the Tokyo Stock Exchange.

2. Details of the share repurchases to be made pursuant to the September 6, 2004 resolution

(1)  Reasons for the repurchases of shares
     The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)  Details of the repurchases of shares

     (a)  Class of shares to be repurchased:
          Common stock of Millea Holdings, Inc.

     (b)  Aggregate number of shares to be repurchased:
          Up to 9,000 shares.
          (Approximately 0.6% of total issued shares.)

     (c)  Aggregate purchase price of shares:
          Up to 11 billion yen.

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     (d)  Period in which repurchases may be made:
          From September 7, 2004 through October 15, 2004.


(For reference)

1. Details of the resolution made at the meeting of the board of directors held on August 2, 2004 are as follows.

     (a)  Class of shares to be repurchased:
          Common stock of Millea Holdings, Inc.

     (b)  Aggregate number of shares to be repurchased:
          Up to 11,000 shares.
          (Approximately 0.6% of total issued shares.)

     (c)  Aggregate purchase price of shares:
          Up to 15 billion yen.

     (d)  Period in which repurchases may be made:
          From August 3, 2004 through September 3, 2004.

2. Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2004 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

     (a)  Aggregate number of shares repurchased:
          17,347 shares.
          (Approximately 1.0% of total issued shares.)

     (b)  Aggregate purchase price of shares: 27,399,700,000 yen.


For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341